Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(Dollars in millions, except ratios)

	2013	2014	2015	2016	2017	Three Months Ended March 31, 2018
Earnings (loss):
Income (loss) from continuing operations before taxes	$77.0	$(5.9)	$(80.1)	$38.5	$5.7	$33.0
Deduct: Equity earnings net of dividends	0.8	(1.6)	(3.1)	(1.0)	0.0	0.0
Deduct: Pre-tax income of noncontrolling interests	0.0	0.0	0.0	0.0	0.2	5.9
Add: Fixed charges	39.4	51.8	64.6	66.4	14.2	14.3
Earnings (loss) as defined	$115.6	$47.5	$(12.4)	$105.9	$19.7	$41.4
Fixed charges:
Interest expensed	$26.8	$39.1	$50.7	$50.8	$10.6	$10.5
Other	0.4	1.3	0.0	0.0	0.0	0.0
Rents	39.4	36.7	44.7	50.3	11.6	12.3
Interest factor	31%	31%	31%	31%	31%	31%
Estimated interest component of rent	12.2	11.4	13.9	15.6	3.6	3.8
Total fixed charges	$39.4	$51.8	$64.6	$66.4	$14.2	$14.3
Ratio of earnings (loss) to fixed charges(1)	2.93	0.92	(0.19)	1.59	1.39	2.89

(1)	In 2014 and 2015, earnings did not cover fixed charges by $4.3 million and $77.0 million, respectively.